September 15, 2014

Mr. Martin James, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, DC 20549

Re: VOXX International Corporation
Form 10-K for fiscal year ended February 28, 2014
Filed May 15, 2014
File No. 1-09532

Dear Mr. James:
We are pleased to respond to the comments included in your letter received on August 29, 2014 regarding our most recently filed Form 10-K for the Fiscal Year ended February 28, 2014, as indicated above. For your convenience, each of your comments is repeated below followed by our response.
Form 10-K for the Fiscal Year Ended February 28, 2014
Item 8. Financial Statements
Consolidated Balance Sheets, page 42
SEC Comment:
1. In future filings please disclose on the face of the balance sheet for each class of common shares the number of shares issued or outstanding and the dollar amount thereof. Refer to Rule 5-02.29 of Regulation S-X. Please provide us with a sample of your proposed disclosure.
Response:
We respectfully acknowledge the Staff’s comment and in our future filings, we will expand our disclosure on the face of the balance sheet to provide the required details regarding each class of common shares issued and/or outstanding. Set forth below is a sample of the revised disclosure for the fiscal years ended February 28, 2014 and February 28, 2013.

	February 28, 2014	February 28, 2013
Stockholders' equity:
Preferred stock:
No shares issued or outstanding (see Note 9)	—	—
Common stock:
Class A, $.01 par value; 60,000,000 shares authorized, 23,988,240 and 23,166,802 shares issued, 22,172,968 and 21,300,670 shares outstanding at February 28, 2014 and February 28, 2013, respectively	277	254
Class B Convertible, $.01 par value, 10,000,000 authorized, 2,260,954 shares issued and outstanding	22	22
Paid-in capital	290,960	283,971
Retained earnings	158,571	185,168
Accumulated other comprehensive loss	(1,873)	(6,497)
Treasury stock, at cost, 1,815,272 and 1,816,132 shares of Class A Common Stock at February 28, 2014 and February 28, 2013, respectively	(18,351)	(18,360)
Total stockholders' equity	429,606	444,558
Consolidated Statements of Operations and Comprehensive Income (Loss), page 43
SEC Comment:
2. We note that you present impairment charges for your goodwill and intangible assets of $57,561,000 as a single line item. In future filings to comply with FASB ASC 350-20-45-2, please separately show the aggregate amount of goodwill impairment losses. Please provide us with a sample of your proposed disclosure.
Response:
We respectfully acknowledge the Staff’s comment and in our future filings, we will separately state impairment charges for goodwill and intangible assets. Set forth below is a sample of the revised disclosure for the fiscal years ended February 28, 2014, February 28, 2013 and February 29, 2012.

	Year Ended	Year Ended	Year Ended
	February 28, 2014	February 28, 2013	February 29, 2012
Operating expenses:
Selling	55,725	51,976	47,282
General and administrative	118,852	114,653	93,219
Engineering and technical support	34,161	26,971	15,825
Goodwill impairment charge	32,163	—	—
Intangible and long-lived asset impairment charges	25,398	—	—
Restructuring expense	1,324	—	—
Acquisition related costs	—	1,526	2,755
Total operating expenses	267,623	195,126	159,081

SEC Comment:
3. On page 30 you discuss some of the significant components of your other net income and expense. For each of the following components, please tell us why you classified the amount as non-operating:

•	Funds received from a customer of approximately $4.4 million related to a shortfall on a contract resulting in missed projections and a payment to the company (2014);

•	Charges of approximately $1.2 million for the estimated and actual patent settlements with certain third parties (2014);

•	Net charges in connection with a patent suit of approximately $2.7 million (2013); and

•	Charges in connection with a patent lawsuit of approximately $3.6 million (2012).
Refer to Rule 5-03 of Regulation S-X and Question 2 of SAB Topic 5.P.3.
Response:
Rule 5-03 of Regulation S-X states that net sales and gross revenues should include “net sales of tangible products, operating revenues of public utilities, income from rentals, revenues from services and other revenue,” while non-operating revenue should include “dividends, interest on securities, profits on securities and miscellaneous other income.” Question 2 of Topic 5.P.3 asks whether charges related to activities typically included in the operating section of a company’s income statement may be included in “other expense,” to which the answer is no and uses an example of restructuring expense for discussion. We have also reviewed FASB Concepts Statement No. 6, Elements of Financial Statements, under which items are permitted to be classified as operating or non-operating depending on their relation to an entity’s ongoing or central operations.
With regard to the first bulleted item above, we respectfully acknowledge the Staff’s comment and have concluded that language used to describe this item in our Form 10-K for the fiscal year ended February 28, 2014 should be modified. We determined that the funds received were non-operating in nature, as they represented a favorable unexpected settlement payment that a customer offered to pay related to an expiring contract, despite the fact that there were no guarantees or provisions agreed to in the contract requiring the customer to pay any amounts. The payment was offered by the customer as a result of discussions related to a significant decline in its anticipated purchases. We propose to modify the related disclosure in future filings as follows:
“Other, net, for the year ended February 28, 2014 includes ~~funds received from a customer of approximately $4,400 related to a shortfall on a contract resulting in missed projections and a payment to the Company,~~ an unanticipated settlement payment of $4,400 that a customer offered to pay subsequent to the expiration of a contract.
This unexpected settlement payment is not one that is common to VOXX or that has been received before or since in VOXX’s business dealings. The payment was not previously anticipated by the Company and is not central to the Company’s ongoing operations. There were no costs incurred to generate the income arising from this unexpected payment. There were no products or services provided in exchange for this payment and no future performance obligations required. We do not anticipate future payments such as this to recur with any frequency. As such, we feel that this payment was miscellaneous in nature, as it relates to the Company, and not indicative of the nature of its operations. Furthermore, there is no correlation between our current operations and the payment. Classification of this payment is consistent with our recording of other payments (both favorable and unfavorable) as non-operating. Additionally, we believe it is appropriate to record this amount as non-operating so that the performance of the Company can be reviewed on a directly comparable basis.
With regard to the second through fourth bulleted items above, we have determined that the charges of $1.2 million in 2014, $2.7 million in 2013 and $3.6 million in 2012 all related to the settlement of patent matters and are properly recorded in other income (expense) as the Company has maintained, and continues to maintain, that the payment of these royalties is the responsibility of our vendors and is included in the cost of the products we purchase and stated as such in our purchase orders. Further, the Company has indemnity agreements with most of its suppliers and may pursue, and has successfully pursued in the past, indemnity settlements related to these charges. As noted in the contingencies footnote of each period for which these charges have been disclosed (Note 14 in the Form 10-K’s for each of the fiscal years ended February 28, 2014, February 28, 2013 and February 29, 2012), the charges recorded are considered penalties or accruals for additional penalties, and not royalties belonging in operations. The Company maintains that throughout the periods covered, VOXX International paid all appropriate royalties to the third parties from which the Company purchased goods. Such charges would not be considered part of the Company’s ongoing or central operations. Management believes it would be misleading to users of the financial statements to include these charges as operating, as it would be duplicative in nature, and distort the results of operations of the Company.
All of these amounts were discussed in the MD&A and accompanying notes to the financial statements as to the nature of the items. The Company applied the same classification methodology for the charges recorded during the fiscal year ended February 28, 2014 as was applied to the charges in 2013 and 2012 discussed above. As a result, we believe we have properly classified all of these items in the financial statements.
Note 1. Description of Business and Summary of Significant Accounting Policies
i. Inventory, page 53
SEC Comment:
4. You disclose that you primarily value your inventory on a weighted moving-average basis with a portion valued at standard cost. For the inventory valued at standard cost, please explain how you considered FASB

ASC 330-10-30-12. Further, please also discuss your consideration of FASB ASC 330-10-35-2 and the definition of market in the Master Glossary.
Response:
We primarily value our inventory on a weighted moving-average basis with a portion valued at standard cost, which approximates costs determined on a first-in, first-out basis. We will expand our description of our inventory valuation method in our future Form 10-K filings beginning with the fiscal year ended February 28, 2015 to include the consideration of FASB ASC 330-10-30-12.
In accounting for the Company’s inventory, we value the assets at the lower of cost or market, ensuring that the market value of the inventory does not exceed its net realizable value and is not less than its net realizable value, less an allowance for a normal profit margin as is set forth by the FASB’s definition within the Master Glossary. FASB ASC 330-10-35-2 discusses the accounting for inventory in instances of departure from the matching of costs and revenues when there is a loss of utility due to impairment. To clarify our policy for evaluating inventory, we advise that we evaluate the need for inventory provisions or write offs when we see sales of a particular product line slow, or when inventory is damaged, deteriorates, or becomes obsolete in some way. We use product selling prices, purchase orders and indications from customers based on current price negotiations to determine if a provision for excess or obsolete inventory is necessary, or if any additional reserves are deemed necessary as a result of future known or anticipated events. We believe this policy is consistent with ASC 330-10-35-2. In future Form 10-K filings, we will clarify and expand our discussion and description of our valuation of inventory at the lower of cost or market utilizing clear language from the Master Glossary and clarify and expand our discussion of the review of inventory for impairment to include the factors discussed above.
k. Goodwill and Intangible Assets, page 54
SEC Comment:
5. You disclose that you tested the goodwill of your reporting units as of February 28, 2014 using a discounted future cash flow method, as well as evaluating the resulting fair values of the reporting units giving consideration to the market capitalization of the company. Please tell us in more detail about your analysis including a discussion of the significant assumptions used. Explain how you considered the market capitalization of the company. Tell us the resulting fair values for each tested reporting unit.
Response:
The Company utilized an income approach, the discounted future cash flow method (DCF), to estimate the fair value of each of the reporting units with goodwill, and test the goodwill for impairment.  The DCF method calculates fair value by estimating the after-tax cash flows attributable to a reporting unit and then applying a risk-adjusted discount rate to present value the after-tax cash flows.  Significant assumptions used in assessing the fair value of a reporting unit include the discount rates, the projected cash flows generated by each reporting unit, and the long-term growth rates used to determine the terminal values of each reporting units' cash flows.  The cash flows are projected based on assessments that consider our experience, estimated market conditions, our internal projections, relevant industry and market participant data, economic statistics, and long-range forecasts. A risk-adjusted discount rate was developed for each reporting unit by estimating the weighted-average costs of capital of market participants giving consideration to the return on debt and equity from a market participant perspective.  Significant inputs to the cost of capital estimates include the market capitalization and beta values of market participants, the 20 year U.S. Treasury bond rate, the Moody’s

Baa bond yield, a 30 year German bond yield, debt to equity ratios/assumed capital structure and adjustments for size and Company-specific risks.
The step 1 calculation above resulted in equity fair values of $47.0, ($9.2) and $19.8 million for the Invision, Klipsch and Hirschmann reporting units, respectively, as of February 28, 2014.  The Company considered the Company’s market capitalization as a corroborative step in assessing the reasonableness of the fair value of the Company and ultimately the reporting units.  The fair values of the goodwill reporting units were combined with the estimate of the value of the remaining reporting units and compared to the market capitalization of Voxx International Corporation at February 28, 2014.    An estimate of the value of the remaining reporting units was developed by applying an EBITDA multiple to the EBITDA projection of the remaining reporting units.  An EBITDA multiple was estimated by evaluating the multiples for market participants.
SEC Comment:
6. With respect to your impairment of indefinite lived trademarks of $21,715,000 in 2014, please tell us in more detail the nature of the impaired assets. Discuss how you considered FASB ASC 350-30-50-3(a).
Response:
FASB ASC 350-30-50-3(a) states that for each impairment loss recognized related to intangible assets, a description of the intangible asset(s) and the facts and circumstances leading to the impairment(s) should be included in the disclosure. We disclose in our Goodwill and Intangible Asset footnote (Note 1(k)) in our Form 10-K that certain indefinite lived trademarks were impaired. In addition, we disclosed the facts and circumstances that led to our impairment charges for the period. All of the facts and circumstances disclosed impacted our trademarks as well as our goodwill. The Company has various trademarks that are used to market a multitude of its products. Some of our trademarks used to market certain wireless speakers, soundbars, audio/visual products, electronic accessories, antennas and tuners were impaired.

Goodwill, page 56
SEC Comment:
7. We note your presentation of the changes in the carrying amount of goodwill. In future filings please provide all of the disclosures required by FASB ASC 350-20-50-1, including the following (refer to FASB ASC 350-20-55-24 for example):

•	The gross amount and accumulated impairment losses at the beginning of the period

•	The gross amount and accumulated impairment losses at the end of the period.

•	In addition to your presentation in total, provide the information on the changes in the carrying amount of goodwill for each applicable reportable segment.
Please provide us with a sample of your proposed disclosure.
Response:
We respectfully acknowledge the Staff’s comment and in our future filings, we will include gross goodwill and accumulated impairment losses at the beginning and end of the period and by segment. Set forth below is a sample of the revised disclosure for the years ended February 28, 2014, February 28, 2013 and February 29, 2012.

	February 28, 2014	February 28, 2013	February 29, 2012
Automotive:
Beginning of period	$67,984	$7,373	$7,373
Goodwill acquired	—	60,611	—
Currency Translation	3,421	—	—
End of period	$71,405	$67,984	$7,373

Gross carrying amount	$71,405	$67,984	$7,373
Accumulated impairment charge	—	—	—
Net carrying amount	$71,405	$67,984	$7,373

Premium Audio:
Beginning of period	$78,969	$78,696	$—
Goodwill acquired	—	—	78,696
Impairment charge	(32,163)	—	—
End of period	$46,806	$78,696	$78,696

Gross carrying amount	$78,696	$78,696	$78,696
Accumulated impairment charge	(32,163)	—	—
Net carrying amount	$46,533	$78,696	$78,696

Total goodwill, net	$117,938	$146,680	$86,069
Note: The Company's Consumer Accessories segment did not carry a goodwill balance at February 28, 2014, February 28, 2013 or February 29, 2012.
Since we did not have any accumulated impairment loss at the beginning of the period and only one goodwill impairment loss during the year ended February 28, 2014, for which the segment that included such impairment loss was disclosed, we respectfully submit that we had reason to believe we had met the disclosure requirements within the narrative provided in Footnote 1(k) of the Form 10K. However, in our future filings, we will present this information in tabular form as set forth in the sample above.
Note 13. Financial and Product Information about Foreign and Domestic Operations, page 83
SEC Comment:
8. It appears that you include goodwill and intangible assets within your long-lived asset disclosure by geographic area on page 84. Please tell us how you considered FASB ASC 280-10-55-23.
Response:

Historically, we have presented geographical information for the Company’s long-lived assets to include property, plant and equipment, goodwill, and intangible assets, as reflected in our Form 10-K for the fiscal year ended February 28, 2014. We acknowledge and concur with the Staff that the purpose of the disclosure is to provide information about risks and uncertainties in certain geographical areas, and that the guidance provided in FASB ASC 280-10-55-23 implies that only long-lived assets that are by nature difficult to move and relatively illiquid should be included in this disclosure. As such, in our future filings we will revise this disclosure so as to include only long-lived assets that are by nature difficult to move and are relatively illiquid, and as such will exclude our intangible assets and goodwill balances. This revision will be reflected beginning with our Form 10-K for the fiscal year ending February 28, 2015.
Exhibits 31.1, 31.2, 32.1 and 32.2
SEC Comment:
9. As previously cited in our comment letter dated August 28, 2012, we note that your certifications refer to the company by its former name, Audiovox Corporation. Please amend your Form 10-K to correct the certifications to refer to the registrant as shown on the cover page of the Form 10-K.
Response:
We respectfully acknowledge the Staff’s comment and we will amend our 10K filing to correct our Company name, VOXX International Corporation, in each of the Certifications in Exhibits 31.1, 31.2, 32.1 and 32.2. These corrections were made to the Company’s 10Q filings following the August 28, 2012 comment letter and have been reflected in all 10Q filings since this date, but were erroneously not carried forward to the 10K. We regret this oversight and will amend our Form 10K to reflect this correction.
SEC Comment:
10. We also note for exhibits 31.1 and 31.2 you include both the name and title of the certifying individual at the beginning of the certification. As we previously noted in our comment letter dated August 28, 2012, you should only include the name and not the title of the certifying individual in the first line of the certification. Instead, you should include the title of the certifying individual below the signature. Refer to Item 601(B)(31) of Regulation S-K. Please revise future filings including any amendments.
Response:
We respectfully acknowledge the Staff’s comment and in our future filings, we will remove the title of the certifying individual from the beginning of the certification and only present the individual’s title, following the signing officer’s signature. This change will also be reflected in our 10-K/A filing to correct our Company name in the certifications.
In connection with your review of the Company’s filings on form 10-K for the fiscal year ended February 28, 2014, the Company acknowledges that: it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and, the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional comments or should you require any supplemental information, please do not hesitate to contact me.

Sincerely,
/s/ Charles M. Stoehr
Charles M. Stoehr
Senior Vice President and Chief Financial Officer